UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A  state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	√	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	√

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	√

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Dewi Dewi Acting as VP Investor Relations

Date: March 8, 2019

Information furnished in this form:

Announcement to the Indonesian Otoritas Jasa Keuangan (the Indonesian Financial Services Authority) with respect to Share Acquisition of PT Persada Sokka Tama by PT Dayamitra Telekomunikasi

Nomor: TEL. 27/LP 000/COP-I5000000/2019

Jakarta, March 8, 2019

Dewan Komisioner Otoritas Jasa Keuangan

Up. Kepala Eksekutif Pengawas Pasar Modal

Gedung Sumitro Djojohadikusumo

Jl. Lapangan Banteng Timur No.2-4,

Jakarta 10710

Re: Share Acquisition of PT Persada Sokka Tama by PT Dayamitra Telekomunikasi

Dear Sir,

In compliance with Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/OJK) Regulation No. 31/POJK.04/2015 related to information disclosure for public company, we hereby inform you that:

Issuer Name: PT Telkom Indonesia (Persero) Tbk

Business Sector: Telecommunication

Telephone: (+6221) 5215109

E-mail:  investor@telkom.co.id

1.	Information or material facts	Share Acquisition of PT Persada Sokka Tama by PT Dayamitra Telekomunikasi
2.	Date	March 6, 2019
3.	Description

On Wednesday March 6 2019, located in Jakarta, a Sales and Purchase Agreement between PT Dayamitra Telekomunikasi (“Mitratel”) and Shareholders of PT Persada Sokka Tama ("PST") regarding PST’s Shares has been signed.

After the Sales and Purchase Agreement is signed, Mitratel will have 95% share ownership in PST. Furthermore, within 24 months after the agreement signed, Mitratel will purchase the remaining 5% of PST shares, so that the final ownership of Mitatel in PST will be 100% (99.99%).

This acquisition is performed to strengthen Mitratel business in the telecommunication tower industry.

4.	The impact of events	Mitratel will become majority shareholder of PST
5.	Others

Mitratel is Telkom Indonesia’s subsidiary with 100% (99.99%) ownership which is engaged in telecommunication tower business.

PST is company that is also engaged in telecommunication tower business that owns 1,017 towers located in various places in Indonesia.

Thank you for your kind attention.

Best Regards,

DEWI

Acting as VP Investor Relations

cc:

1.	Director of Corporate Financial Assessment of Services Sector, Financial Services Authority (OJK);
2.	Indonesia Stock Exchange through IDXnet; and
3.	Telkom’s Trustee (PT Bank Tabungan Negara and PT Bank Permata).